                                                                SUB-ITEM 77D(G)

                           POLICIES WITH RESPECT TO
                             SECURITY INVESTMENTS

                             AIM INVESTMENT FUNDS

On March 25, 2015, the Board of Trustees of AIM Investment Funds (Invesco Investment Funds) approved the following changes on behalf of Invesco Greater China Fund (the "Fund"): (1) converting the Fund's strategy to a Greater China equity investment strategy managed by the investment team in Hong Kong,
(2) changing the name of the Fund to Invesco Greater China Fund, and
(3) updating the investment strategy and non-fundamental restriction requiring 80% investment to include issuers in Taiwan and to allow the remaining 20% to include investments in equity and debt securities of issuers located outside of Greater China.